FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights announcement released on 31 July 2012
Exhibit No.2	Director/PDMR Shareholding announcement released on 6 August 2012
Exhibit No.3	Publication of Prospectus announcement released on 7 August 2012
Exhibit No.4	Director/PDMR Shareholding announcement released on 8 August 2012
Exhibit No.5	Transactions in Shares announcement released on 30 August 2012

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 July 2012:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 July 2012

Ordinary shares of £1	6,016,939,352	4	24,067,757,408
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Non-cumulative Preference Shares of £1 (series 1)	54,442	1	54,442
Non-cumulative Preference Shares of €0.01 (Series 1)	1,250,000	1	1,250,000
Non-cumulative Preference Shares of €0.01 (Series 3)	9,429	1	9,429
Non-cumulative Preference Shares of US$0.01 (Series M)	23,125,869	1	23,125,869
Non-cumulative Preference Shares of US$0.01 (Series N)	22,113,160	1	22,113,160
Non-cumulative Preference Shares of US$0.01 (Series P)	9,883,307	1	9,883,307
Non-cumulative Preference Shares of US$0.01 (Series Q)	20,646,938	1	20,646,938
Non-cumulative Preference Shares of US$0.01 (Series R)	10,163,932	1	10,163,932
Non-cumulative Preference Shares of US$0.01 (Series S)	26,449,040	1	26,449,040
Non-cumulative Preference Shares of US$0.01 (Series T)	51,245,839	1	51,245,839
Non-cumulative Preference Shares of US$0.01 (Series U)	10,130	1	10,130

Total:	6,182,791,438		24,236,309,494

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Exhibit No. 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Paul Robert Geddes

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Computershare Nominee Service Account - 19,008 ordinary shares

6. State the nature of the transaction

·
Exercise of cash equivalent nil-cost share option over 75,176 ordinary shares under The Royal Bank of Scotland Group plc 2001 Medium-term Performance Plan on 3 August 2012 based on a price of £2.16 per share, the proceeds of which will be subject to relevant taxes.

·	Sale of 19,008 ordinary shares on 3 August 2012 at a price of £2.1375 per share

7. Number of shares, debentures or financial instruments relating to shares disposed

19,008

8. Date issuer informed of transaction

3 August 2012

9. Name of contact and telephone number for queries

Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Jan Cargill, Deputy Secretary

Date of notification - 6 August 2012

Exhibit No. 3

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 7 August 2012.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4915J_-2012-8-7.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Greg Case
Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

6. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares, debentures or financial instruments relating to shares acquired

55

8. Price per share or value of transaction

£2.2749

9. Date and place of transaction

7 August 2012

10. Date issuer informed of transaction

7 August 2012

11. Name of contact and telephone number for queries

Jan Cargill, Deputy Group Secretary

0131 626 3860

Name and signature of duly authorised officer of issuer responsible for making notification

Jan Cargill, Deputy Group Secretary

Date of notification

8 August 2012

Exhibit No. 5

Transactions in Shares

1. Name of the issuer

The Royal Bank of Scotland Group plc ("RBS Group")

2. Name of individual

Ross McEwan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Ross McEwan

6. State the nature of the transaction

·
Conditional share award over 454,106 ordinary shares under The RBS 2010 Deferral Plan on 30 August 2012 which will be eligible to vest on 31 December 2013.  The award is subject to clawback provisions prior to vesting of the shares.

·
Award of a conditional right to acquire 1,050,104 ordinary shares under the RBS 2010 Long Term Incentive Plan.  The date of award was 30 August 2012 and the award will vest between 7 June 2013 and 8 August 2015.

7. Price per share or value of transaction

£2.14

8. Date of transaction

30 August 2012

9. Date issuer informed of transaction

30 August 2012

10. Any additional information

This notification relates to transactions in shares by Ross McEwan. Mr McEwan's appointment as CEO, UK Retail Banking is still subject to FSA approval.

11. Name of contact and telephone number for queries

Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Jan Cargill, Deputy Secretary

Date of notification - 30 August 2012

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 August 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary